                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED, AS OF OCTOBER 7, 1996)

      For the fiscal year ended December 31, 1999

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


Commission file number 001-13461
                       ---------


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

      Group 1 Automotive, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         Group 1 Automotive, Inc.
                         950 Echo Lane, Suite 350
                         Houston, Texas  77024

                              REQUIRED INFORMATION


         The Group 1 Automotive, Inc. 401K Savings Plan(the "Plan") is subject to the Employee Retirement Income Security Act of 1974.


         Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed in this Report:

         (a)   Report of Independent Auditors

         (b)   Statement of Net Assets available for Benefits - December 31,
               1999

         (c) Statement of Changes in Net Assets available for Benefits - period July 1, 1999 to December 31, 1999; and

         (d)   Notes to Financial Statements.

         The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-80399) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                            GROUP 1 AUTOMOTIVE, INC.
                               401(k) SAVINGS PLAN
                                 Houston, Texas

                              FINANCIAL STATEMENTS
                                December 31, 1999




                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS ............................................  1


FINANCIAL STATEMENTS

     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS .......................  2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
       FOR BENEFITS .......................................................  3

     NOTES TO FINANCIAL STATEMENTS ........................................  4


SUPPLEMENTAL SCHEDULES

     SCHEDULE OF NONEXEMPT TRANSACTIONS....................................  8

     SCHEDULE OF ASSETS HELD FOR INVESTMENT
       PURPOSES AT END OF YEAR............................................. 25

--------------------------------------------------------------------------------



                         REPORT OF INDEPENDENT AUDITORS



Plan Administrator
Group 1 Automotive, Inc. 401(k) Savings Plan
Houston, Texas

We have audited the accompanying statement of net assets available for benefits of Group 1 Automotive, Inc. 401(k) Savings Plan (the Plan) as of December 31, 1999 and the related statement of changes in net assets available for benefits for the period July 1, 1999 to December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and the changes in net assets available for benefits for the period July 1, 1999 to December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of nonexempt transactions and assets held for investment purposes at end of year are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                         /s/ CROWE, CHIZEK AND COMPANY LLP
                                             ------------------------------
                                             Crowe, Chizek and Company LLP

South Bend, Indiana
July 10, 2000

--------------------------------------------------------------------------------


                                                                              1.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                December 31, 1999
--------------------------------------------------------------------------------



ASSETS
     Investments (Note 4)                                   $  14,117,932

     Receivables
         Employer contribution                                     86,096
         Participant contributions                                270,428
         Transfers from other plans (Note 3)                    7,051,491
                                                            -------------
                                                                7,408,015
                                                            -------------

NET ASSETS AVAILABLE FOR BENEFITS                           $  21,525,947
                                                            =============

--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.


                                                                              2.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                    Period July 1, 1999 to December 31, 1999

--------------------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
         Net appreciation in fair value of investments (Note 4)   $    508,372
         Interest and dividends                                        457,162
                                                                  ------------
                                                                       965,534

     Contributions
         Employer's                                                    191,855
         Participants                                                1,041,076
         Rollovers                                                     273,566
                                                                  ------------
                                                                     1,506,497

     Transfers from other plans (Note 3)                            19,216,195
                                                                  ------------

              Total additions                                       21,688,226

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                     161,784
     Administrative expenses                                               495
                                                                  ------------
         Total deductions                                              162,279
                                                                  ------------


NET INCREASE                                                        21,525,947

Net assets available for benefits
     Beginning of period                                                    --
                                                                  ------------

     End of period                                                $ 21,525,947
                                                                  ============


--------------------------------------------------------------------------------

                 See accompanying notes to financial statements.


                                                                              3.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Group 1 Automotive, Inc. (Company or Sponsor) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan, adopted July 1, 1999, covering all full-time employees of the Company who have six months of service and are age eighteen or older and seasonal employees who have one year of service and are age eighteen or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 15% of pretax annual eligible compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant's compensation upon which the match shall be based. The matching Company contribution may be in the form of cash or shares of Company Stock or a combination. Contributions are subject to certain limitations. Certain Plan administrative costs have been paid by the Company.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, and
b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant may elect to have the distribution received in cash or in shares of Company stock.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                              4.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

In-service Withdrawals: A participant may withdraw from his of her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the Plan.

Loan Provisions: Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant's account and bear interest.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.


NOTE 3 - TRANSFERS FROM OTHER PLANS

During 1999, eleven qualified plans of the Sponsor were merged into the Plan. The participants of the other plans became participants of this plan as of the date of the merger. The assets of the other plans were transferred to the Plan after the merger date. The assets of two of the plans were in transit at year end. The trustee of the Plan received these assets on January 3, 2000, and these amounts are reflected as receivables on the financial statements as of December 31, 1999. The assets of two of the plans were not transferred until February and April 2000, and the assets of those two plans, approximately $1,800,000, are not included in these financial statements.

--------------------------------------------------------------------------------

                                   (Continued)


                                                                              5.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------


NOTE 4 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

     Massachusetts Investors Growth Stock Fund, 233,594 units                                 $ 4,748,957
     Merrill Lynch Equity Index Trust, 24,845 units                                             2,514,265
     Federated International Equity Fund, 54,945 units                                          1,701,645
     Van Kampen American Value Fund, 67,345 units                                               1,584,625
     Merrill Lynch Retirement Preservation Trust, 1,463,331 units                               1,463,331

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $508,372 as follows:

              Mutual funds                                                                    $   461,771
              Common/Collective Funds                                                              75,924
              Common Stock                                                                        (29,323)
                                                                                              -----------

                                                                                              $   508,372
                                                                                              ===========


NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in the employer contributions.


NOTE 6 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for services rendered amounted to $495 for the period ended December 31, 1999.

The Plan held the following party-in-interest investments:

Group 1 Automotive, Inc. 7,603 shares of common stock                                        $    105,964
Merrill Lynch Retirement Preservation Trust                                                     1,463,331
Merrill Lynch Equity Index Trust                                                                2,514,265


--------------------------------------------------------------------------------

                                   (Continued)


                                                                              6.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1999

--------------------------------------------------------------------------------


NOTE 7 - TAX STATUS

The Plan will be applying for a determination letter from the Internal Revenue Service. Although the Plan has not yet requested or received a favorable determination letter, the plan administrator believes the Plan is currently designed and is operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

There are some issues related to timeliness of remitting participant deferrals to the Plan which may indicate operational deficiencies in the Plan's compliance with the applicable qualification sections of the Internal Revenue Code. Management has indicated its intent to address these issues and correct these issues in accordance with the procedures prescribed by the Internal Revenue Service.


NOTE 8 - SUBSEQUENT EVENT

During 2000, three additional qualified retirement plans related to the Sponsor were merged with the Plan. Approximately $3,500,000 of assets were transferred into the Plan as a result of these plan mergers through July 10, 2000.


--------------------------------------------------------------------------------


                                                                              7.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for August 1999 of $12,749 were not deposited into the Plan by the Plan Sponsor until September 22, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $12,749

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $12,749

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for September 1999 of $11,417 were not deposited into the Plan by the Plan Sponsor until October 26, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $11,417

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $11,417

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


--------------------------------------------------------------------------------

                                   (Continued)


                                                                              8.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for October 1999 of $8,917 were not deposited into the Plan by the Plan Sponsor until April 25, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $8,917

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $8,917

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for December 1999 of $5,712 were not deposited into the Plan by the Plan Sponsor until January 27, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $5,712

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $5,712

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                              9.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for June 1999 of $38,933 were not deposited into the Plan by the Plan Sponsor until July 29, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $38,933

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $38,933

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee loan repayments for June 1999 of $7,338 were not deposited into the Plan by the Plan Sponsor until August 23, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $7,338

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $7,338

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             10.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for July 1999 of $956 were not deposited into the Plan by the Plan Sponsor until September 7, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $956

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $956

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for July 1999 of $22,623 were not deposited into the Plan by the Plan Sponsor until September 8, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $22,623

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $22,623

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             11.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for July 1999 of $11,740 were not deposited into the Plan by the Plan Sponsor until September 10, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $11,740

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $11,740

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee loan repayments for July 1999 of $4,627 were not deposited into the Plan by the Plan Sponsor until September 13, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $4,627

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $4,627

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             12.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------

(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee loan repayments for July 1999 of $2,011 were not deposited into the Plan by the Plan Sponsor until September 21, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $2,011

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $2,011

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $17,137 and loan repayments of $1,692 for August 1999 were not deposited into the Plan by the Plan Sponsor until September 22, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $18,829

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $18,829

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             13.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $20,335 and loan repayments of $4,460 for August 1999 were not deposited into the Plan by the Plan Sponsor until September 23, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $24,795

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $24,795

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $35,129 and loan repayments of $5,359 for September 1999 were not deposited into the Plan by the Plan Sponsor until November 12, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $40,488

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $40,488

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             14.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $13,707 and loan repayments of $1,039 for September 1999 were not deposited into the Plan by the Plan Sponsor until November 12, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $14,746

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $14,746

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $8,182 and loan repayments of $1,644 for November 1999 were not deposited into the Plan by the Plan Sponsor until December 23, 1999

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $9,826

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $9,826

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             15.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $29,451 and loan repayments of $5,574 for December 1999 were not deposited into the Plan by the Plan Sponsor until January 24, 2000

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $35,025

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $35,025

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $5,552 and loan repayments of $190 for December 1999 were not deposited into the Plan by the Plan Sponsor until January 25, 2000

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $5,742

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $5,742

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             16.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $7,748 and loan repayments of $2,076 for December 1999 were not deposited into the Plan by the Plan Sponsor until January 26, 2000

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $9,824

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $9,824

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $24,120 and loan repayments of $1,698 for December 1999 were not deposited into the Plan by the Plan Sponsor until February 1, 2000

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $25,818

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $25,818

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             17.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $9,134 and loan repayments of $2,112 for December 1999 were not deposited into the Plan by the Plan Sponsor until February 3, 2000

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $11,246

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $11,246

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for August 1999 of $25,792 were not deposited into the Plan by the Plan Sponsor until October 12, 1999

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $25,792

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $25,792

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             18.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for September 1999 of $30,677 were not deposited into the Plan by the Plan Sponsor until November 8, 1999

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $30,677

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $30,677

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for November 1999 of $27,943 were not deposited into the Plan by the Plan Sponsor until December 23, 1999

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $27,943

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $27,943

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             19.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for December 1999 of $13,905 were not deposited into the Plan by the Plan Sponsor until February 3, 2000

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $13,905

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $13,905

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for November 1999 of $11,456 were not deposited into the Plan by the Plan Sponsor until December 28, 1999

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $11,456

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $11,456

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             20.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for December 1999 of $13,077 were not deposited into the Plan by the Plan Sponsor until February 7, 2000

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $13,077

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $13,077

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $20,791 and loan repayments of $4,780 for October and November 1999 were not deposited into the Plan by the Plan Sponsor until December 27, 1999

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $25,571

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $25,571

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             21.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals of $15,721 and loan repayments of $2,927 for December 1999 were not deposited into the Plan by the Plan Sponsor until January 26, 2000

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $18,648

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $18,648

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for December 1999 of $2,768 were not deposited into the Plan by the Plan Sponsor until January 31, 2000

(d)  PURCHASE PRICE                   (h) COST OF ASSET
     $ -                                  $2,768

(e)  SELLING PRICE                    (i) CURRENT VALUE OF ASSET
     $ -                                  $2,768

(f)  LEASE RENTAL                     (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                  $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)

                                                                             22.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for October 1999 of $3,042 were not deposited into the Plan by the Plan Sponsor until February 4, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $3,042

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $3,042

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -


(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for November 1999 of $2,654 were not deposited into the Plan by the Plan Sponsor until February 11, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $2,654

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $2,654

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------

                                   (Continued)


                                                                             23.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                       SCHEDULE OF NONEXEMPT TRANSACTIONS
                                December 31, 1999

--------------------------------------------------------------------------------

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:                001
                          -----------------------------------

(a)  IDENTITY OF PARTY INVOLVED
     Group 1

(b)  RELATIONSHIP TO PLAN, EMPLOYER, OR OTHER PARTY-IN INTEREST
     Plan Sponsor

(c) DESCRIPTION TO TRANSACTIONS INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE
     Employee wage deferrals for December 1999 of $3,057 were not deposited into the Plan by the Plan Sponsor until February 11, 2000

(d)  PURCHASE PRICE                  (h) COST OF ASSET
     $ -                                 $3,057

(e)  SELLING PRICE                   (i) CURRENT VALUE OF ASSET
     $ -                                 $3,057

(f)  LEASE RENTAL                    (j) NET GAIN OR (LOSS) ON EACH TRANSACTION
     $ -                                 $ -

(g)  EXPENSES INCURRED IN CONNECTION WITH TRANSACTION
     $ -

--------------------------------------------------------------------------------


                                                                             24.

ATTACHMENT TO FORM 5500, SCHEDULE H, PART IV, LINE 4i

Name of Plan Sponsor:         Group 1 Automotive, Inc.
                       --------------------------------------
Employer Identification Number:      76-0506313
                                 ----------------------------
Three-Digit Plan Number:               001
                          -----------------------------------

                                                               (c)
                                                    Description of Investment
                          (b)                       Including Maturity Date,                               (e)
                   Identity of Issue                Rate of Interest, Par or          (d)                Current
  (a)                 or Borrower                        Maturity Value               Cost                Value
                   ------------------               -------------------------        ------            -----------

     Hotchkis and Wiley Total Return Bond
     Fund                                              Mutual Fund,                     #               $   401,094
                                                       32,191 units

   * Group 1 Automotive Stock                          Common Stock,                    #                   105,964
                                                       7,603 shares

     Massachusetts Investors Growth Stock
     Fund                                              Mutual Fund,                     #                 4,748,957
                                                       233,594 units

   * Merrill Lynch Retirement Preservation
     Trust                                             Collective Trust,                #                 1,463,331
                                                       1,463,331 units

     Van Kampen American Value Fund                    Mutual Fund,                     #                 1,584,625
                                                       67,345 units

     Black Rock Balanced Portfolio                     Mutual Fund,                     #                   927,258
                                                       44,644 units

     Federated International Equity Fund               Mutual Fund,                     #                 1,701,645
                                                       54,945 units

   * Merrill Lynch Equity Index Trust                  Collective Trust,                #                 2,514,265
                                                       24,845 units

     Participant Loans                                 Interest rates ranging
                                                       from 4.5% to 13%                 #                   670,793
                                                                                                        -----------

                                                                                                        $14,117,932
                                                                                                        ===========

* denotes party-in-interest
# All investments are participant directed so cost information is not required.

--------------------------------------------------------------------------------

                                                                             25.

                                 SIGNATURES

    THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           Group 1 Automotive, Inc.
                                           401(k) Savings Plan
                                           -----------------------------------


Date: July 13, 2000                        By:    /s/ Brooks O'Hara

                                           Brooks O'Hara
                                           Vice President, Human Resources
                                           Plan Administrator


--------------------------------------------------------------------------------
                                                                             26.

                                 EXHIBIT INDEX

   Exhibit
     No.                        Description
   -------                      -----------

    23.1            Consent of Independent Auditors